

**UNITED STATES**
**SECURITIES AND EXCHANGE**
**COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

April 13, 2010

Mr. Steven Asman
President
Wave2Wave Communications, Inc.
433 Hackensack Avenue
Hackensack, New Jersey 07601

**Re:     Wave2Wave Communications, Inc.**
**Registration Statement on Form S-1/A**
**Filed on April 5, 2010**
**File No. 333-164791**

Dear Mr. Asman:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Steven Asman
Wave2Wave Communications, Inc.
April 13, 2010

General

1.      We note your response to prior comment one in our comment letter dated March 5, 2010.  Any comments on the Confidential Treatment Request you submitted on April 5, 2010 will be sent under separate cover.

Dilution, page 39

2.      We note your response to prior comment 21 in our comment letter dated March 5, 2010, and the revised disclosure on page 39. Please revise to include the dilution per share new investors will experience upon the exercise of any of your outstanding stock options.

Unaudited Pro Forma Consolidated Financial Data, page 40

3.      We note your response to comment 22 in our letter dated March 5, 2010.   Please expand the disclosures at page 40 to state that you feel the final allocation will not be materially different that the estimates in the pro forma, as stated in your response. Also please revise your disclosures to provide an analysis that shows how the effect of the change in the offering price to the low and high ends of your range (i.e. $9.00 and $11.00) would affect the purchase price and the related assets recorded and liabilities assumed.

Selected Historical Financial Data, page 45

4.      Disclose earnings per share data for each period presented in the table of selected financial data.  Refer Item 301 of Regulation S-K.

Share-Based Compensation, page 57

5.      Disclose how you used the values derived from the discounted cash flow method and the market approaches to arrive at the estimated enterprise value.

Income taxes, page 60

6.      The revised disclosures provided in response to comment 38 in our letter dated March 5, 2010 do not appear to fully address our prior comment. You disclose the factors supporting the assessment of the recoverability of deferred taxes include the additional taxable income provided by the acquisition of RNK and, based on historical trends, management forecasts that future earnings will be sufficient to recover deferred assets.   However you reported a significant pre-tax loss for 2009

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and only a moderate increase in revenues.  Please disclose in more detail the material assumptions underlying your determination that the net asset will be realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, you should disclose the minimum annualized rate by which taxable income must increase during the tax NOL carryforward periods if realization of the benefit is dependent on taxable income higher than currently reported.

Credit Facility Covenants, page 81

7.      We note your response to prior comment 18 in our comment letter dated March 5, 2010.  Please revise to indicate the amount outstanding under the credit facility as of a recent practicable date, and advise us where this amount is represented in your Contractual Obligations table on page 76.

Base Salary, page 122

8.      We note your response to prior comment 48 in our comment letter dated March 5, 2010.  Please provide further revisions on page 122 to explain with more specificity how Wave2Wave took into consideration compensation paid by industry competitors for similar positions, as well as market demand, to ensure that its salaries were competitive. To the extent that Wave2Wave made use of market surveys, please address them in your revised disclosure.

Item 16, Exhibits and Financial Statements

9.      We note your response to prior comment 63 in our comment letter dated March 5, 2010.  Please note that unless an exhibit has been filed pursuant to Item 601(b)(2) of Regulation S-K, any exhibit to your filing must be filed in its entirety, including appendices and attachments. Please confirm that you have filed all exhibits in their entirety unless it has been filed under Item 601(b)(2), or revise your registration statement to do so.

Statements of Operations, page F-5

10.     We note your response to comment 53 in our letter dated March 5, 2010.  For compliance with SAB Topic 11:B, please revise your Consolidated Statement of Operations and all other similar presentations in your filing by identifying the amount

Mr. Steven Asman
Wave2Wave Communications, Inc.
April 13, 2010

> of applicable depreciation that is excluded from the caption "cost of services and sales." For example revise your line item to present Cost of service and sales (exclusive of depreciation of $X shown separately below).

4. Restatement of Previously Issued Financial Statements, page F-21

11.    Please add a description identifying the adjustment of $14,877,016 on the related party note payable – RNK line.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3257, with any other questions.


                                        Sincerely,


                                        Celeste M. Murphy
                                        Legal Branch Chief


Cc:  Ivan K. Blumenthal, Esq.
        *Via facsimile,* 212-983-3115


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Mr. Steven Asman
Wave2Wave Communications, Inc.
April 13, 2010